

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2019

David Brody
President
XTI Aircraft Company
2209 Green Oaks Lane
Greenwood Village, CO 80121

   Re: XTI Aircraft Company
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 1
    Filed August 28, 2019
    File No. 024-10872

Dear Mr. Brody:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1

General

1. We note that Section 6 of the subscription agreement requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. To the extent the provision applies to claims under the Securities Act, state that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Sara Hanks